Mail Stop 3561

November 7, 2006

Weng Jianjun, Chief Executive Officer
Tian'an Pharmaceutical Co., LTD.
C/o Incorp Services, Inc.
3155 East Patrick Lane, Suite #1
Las Vegas, NV 89120

> **Re:** **Tian'an Pharmaceutical Co., LTD.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed October 19, 2006**
> **File No. 333-135434**

Dear Mr. Jianjun:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statement of Operations Data, page 10

1. We reissue comment 5 in our letter dated September 18, 2006. Please reconcile the data in your table to the respective financial statement. Your year-end December 31, 2005, total general and administrative expense, net income before taxes and net income does not reconcile to your December 31, 2005, income statement.

Liquidity and Capital Resources, page 13

2. In the paragraph immediately following the tabular chart of contractual obligations please revise the date to coincide with the date of the data presented in the chart.

Directors and Executive Officers, page 24

3. We note your response to comment 9 in our letter dated September 18, 2006. Please confirm to us that other than serving on the board, Ma Zhiguo had no business experience from 2001 to date.

For the Years Ended December 31, 2005 and 2004

Note 6 – Provision for Income Taxes, page 19

4. We note your response to comment 17 in our letter dated September 18, 2006. Please give us a better explanation of the surcharge on taxes not deductible for PRC purposes. Specifically, explain to us what the non deductible tax is and where it is located in the income statement.

5. We calculate the tax rate to be 25.2% compared to the 28% presented in the note. Please explain why pretax income multiplied by 28% does not equal the provision for income taxes. Please reconcile the difference for us.

Statements of Operations and Accumulated Other Comprehensive Income

Six and Three Months Ended June 30, 2006 and 2005

6. Please reclassify, to income (loss) from operations, your loss on disposal of fixed assets. See SFAS 144 paragraph 45.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or Michael Moran, Accounting Branch Chief at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Kurt Murao, Staff Attorney, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William T. Hart, Esq.
        FAX (732) 530-9008